Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of July 2004	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

For further information, please contact: Maurizio Dessolis Chief Financial Officer Tel 39 0437 7777 Fax 39 0437 770727 e-mail: investor@derigo.com NYSE: DER	14 July 2004 FOR IMMEDIATE RELEASE

:

DE RIGO
announces the signing of a world-wide license agreement with Escada

De Rigo, one of the world’s leading eyewear companies, and the international luxury fashion group ESCADA have signed a world-wide license agreement to produce and distribute ESCADA-branded optical frames and sunglasses starting with the 2005 collection.

The sunglasses and eyewear to be included in the collection will fully express ESCADA’s brand identity. Like ESCADA’s fashion, couture, and accessories, the new eyewear collection will stand out for its unique design and innovative materials.

The new Spring/Summer 2005 ESCADA Eyewear Collection will be presented at the Silmo trade fair in Paris in October 2004.

“With ESCADA we found a first class brand with strong global recognition that will help us in re-balancing our brand portfolio, while strengthening our position in the premium-price segment”, said our Chairman Mr. Ennio De Rigo.

“In De Rigo, ESCADA has found a partner with unique know-how and a world-wide leader in the eyewear segment who understood our goals, one that will make sure the ESCADA Eyewear Collection continues to be a success”, said ESCADA founder and CEO Wolfgang Ley.

*****

De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Givenchy, Celine, Fendi and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Etro, Fila, Furla, La Perla, Mini and Onyx and its own brands Police, Sting and Lozza.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2004	DE RIGO S.p.A.
By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer